UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER

SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

EVERFLOW EASTERN PARTNERS, L.P.

(Name of Subject Company (Issuer))

EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)

(Name of Filing Persons (Identifying status as Offeror, Issuer or Other Person))

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Copy to:
Brian A. Staebler, Vice President	Michael D. Phillips, Esq.
Everflow Eastern Partners, L.P.	Calfee, Halter & Griswold LLP
585 West Main Street	The Calfee Building
Canfield, Ohio 44406	1405 East Sixth Street
(330) 533-2692	Cleveland, Ohio 44114
(216) 622-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

April 30, 2014

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
560,699 Units of Limited Partnership Interest at $6.51 per Unit	$470.14*

* Previously paid. Calculated at $128.80 per million of Transaction Value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $470.14	Filing Party: Everflow Eastern Partners, L.P.
Form of Registration No.: Schedule TO	Date Filed: April 30, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends the Schedule TO originally filed with the Securities and Exchange Commission on April 30, 2014, by Everflow Eastern Partners, L.P., a Delaware limited partnership (the “Company”), in connection with the Company’s offer to purchase up to 560,699 units of limited partnership interest (the “Units”) at a purchase price of $6.51 per Unit (the “Purchase Price”) in cash upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). Effective June 30, 2014, the Company accepted an aggregate of 11,964 Units at a price of $6.51 per Unit, net to Sellers in cash, for an aggregate amount of $77,886. Immediately after the acceptance of the tendered Units by the Company, there were 5,595,021 Units outstanding.

This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2014	EVERFLOW EASTERN PARTNERS, L.P.
	By:	EVERFLOW MANAGEMENT LIMITED, LLC General Partner

	By:	EVERFLOW MANAGEMENT CORPORATION Managing Member

	By:	/s/ Brian A. Staebler
Brian A. Staebler
Vice President, Secretary-Treasurer and Principal Financial and Accounting Officer